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                              July 27, 2021

       R. Halsey Wise
       Chief Executive Officer
       AfterNext HealthTech Acquisition Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: AfterNext
HealthTech Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 9, 2021
                                                            File No. 333-257815

       Dear Mr. Wise:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Dilution, page 97

   1. You disclose that your pro forma net tangible book value after giving effect to the offering would have been
$(10,500,000) or $(3.82) per share and that dilution per share to public stockholders would be
$(13.82) per share even though the public offering price is $10.00.
                                                        Please address the
following:

                                                              Tell us in
reasonable detail and provide your calculations as to how you determined your pro forma net
tangible book value on a per share basis and in total.
                                                              The amounts
presented in the table on page 98 for your pro forma net tangible book value with and
without the exercise of the over-allotment option and the related numerators and
denominators are not consistent with the amounts you present in the
 R. Halsey Wise
AfterNext HealthTech Acquisition Corp.
July 27, 2021
Page 2
           dilution table on page 97. Reconcile these amounts and revise as appropriate.
             Revise to disclose the number of units assumed to be sold if the
underwriters    over-
           allotment is exercised in full.
Capitalization, page 99

2.     We note your pro forma as adjusted stockholders    equity at May 3, 2021
is less than
       $5,000,001. Tell us how you considered the implications of whether or not you meet the definition of a penny stock. Refer to Rule 3a51-1 of the Exchange Act of 1934.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameR. Halsey Wise
                                                    Division of Corporation
Finance
Comapany NameAfterNext HealthTech Acquisition Corp.
                                                    Office of Energy &
Transportation
July 27, 2021 Page 2
cc:       Alison A. Haggerty, Esq.
FirstName LastName